R.E.
4-2-02

1-15154



02050026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 2, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated August 1, 2002	4



PRESS RELEASE

During 1st half 2002:

AGFs premium income from insurance businesses rose 6.3% to 7.97 billion euros on a comparable basis.*

All Group businesses generated 8.78 billion euros, a rise of 4.9% on a comparable basis.

Highlights

- 1st quarter trends continued in the 2nd quarter, proving that all the technical fundamentals are on track

- Life and health insurance: +3.2% on a comparable basis
  - Growth buoyed by the dynamism of group and health insurance

- Property and liability insurance: +10.8% on a comparable basis
  - Rate increases continued to fuel premium growth while improving portfolio quality

- Mondial Assistance reaped the benefits of the recovery of assistance and service activities (+9.9% on a comparable basis)

- Euler's business contracted because conditions were still difficult and underwriting was more selective (-3.2% on a comparable basis)

---

* On a comparable basis: at constant foreign exchange and proforma (premium income at 30/06/02 was based on exchange rates at 30/06/01 and proforma was a comparison of premium income at 30/06/02 to 30/06/01 using the 2002 scope of consolidation).

For additional financial, strategic and institutional information on AGF, visit our internet site at http://www.agf.fr

Consolidated premium income at 30/06/2002

In millions of euros	30/06/2002	30/06/01	02/01 change in actual prem. inc.	Change proforma and at constant for. exch.
LIFE AND HEALTH	**3 548.6**	**3 504.9**	**1.2%**	**3.2%**
France	2 542,2	2 468.1	3.0%	3.0%
Outside France	1 006,4	1 036.8	-2.9%	3.8%
NON-LIFE	**3 619.0**	**3 673.1**	**-1.5%**	**10.8%**
France	2 151,6	2 157.4	-0.3%	12.6%
Outside France	1 467,4	1 515.7	-3.2%	8.6%
Assistance	**248.3**	**233.4**	**6.4%**	**9.9%**
Credit insurance	**549.1**	**592.3**	**-7.3%**	**-3.2%**
Consolidated premium income	**7 965.0**	**8 003.7**	**-0.5%**	**6.3%**
Other activities	**16.3**	**13.1**	**24.4%**	**24.4%**
Banking	**797.0**	**942.3**	**-15.4%**	**-7.4%**
Total activities	**8 778.3**	**8 959.1**	**-2.0%**	**4.9%**

Notes:

a. *Premium income from life and health, which included all individual and group life, also included all health premium income, i.e., all individual and group bodily injury.*
b. *Subsequent to the sale of AGF MAT at 31/12/01, the proforma change in premium income at 30/06/01 totalled – 250.2 mn euros.*
c. *Change in accounting presentation of Euler: impact at 30/06/01 –46.9 mn euros.*
d. *The devaluation of South American currencies since 30/06/01 had a –225,8 mn euro impact on consolidated premium income based on constant foreign exchange.*

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2

I LIFE AND HEALTH INSURANCE:
Premium income rose 3.2%

Consolidated premium income from life and health (life, health, family and personal protection, both individual and group) amounted to **3 548.6 mn euros, +3.2%** from the first half of 2001 on a comparable basis.

Changes by regions were as follows:
- France: +3.0% on a comparable basis,
- Europe outside France: +3.3% on a comparable basis,
- South America: +4.2% on a comparable basis,
- Other countries: +10.2% on a comparable basis.

Life and health accounted for **44.5% of premium income** from Group insurance, compared with 43.8% at 30/06/01.

I.1 FRANCE: Premium income rose 3.0%

Consolidated premium income from life and health stood at **2 542.2 mn euros, a 3.0% rise** from 30/06/01.

The growth in receipts from life and health at 30/06/02 was in line with 1st quarter trends, which were characterised by **the dynamic growth of group and health insurance.**

The distribution and evolution of life and health insurance in France was as follows:

in millions of euros	30/06/02	30/06/01	Change
Individual life	1 517. 0	1 556.7	-2.6%
Dedicated sales forces	948.2	994.4	-4.6%
General agents	335.3	318.4	+5.3%
Brokerage	95.5	83.0	+15.0%
Partnerships	99.1	102.5	-3.3%
W Finance	39.4	55.0	-28.4%
Other	-0.5	3.4	n.a.
Group life	476.2	391.0	+21.8%
Total life	**1 993.2**	**1 947.7**	**+2.3%**
Individual health	254.8	246.2	+3.5%
Group health	294.2	274.2	+7.3%
Total health	**549.0**	**520.4**	**+5.5%**
Total life and health	**2 542.2**	**2468.1**	**+3.0%**

I.1.1 Individual life: despite a 2nd quarter improvement, 1st half premium income flagged from 30/06/01 to 1 517.0 mn euros.

Dedicated sales forces (62% of individual life)

Weak second quarter financial markets, particularly soft in June, continued weighing heavily on the business of dedicated sales forces.

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In this environment, despite the 2nd quarter improvement, premium income retreated 4.6%, although it was sustained by renewed interest in euro-denominated policies (+7%), but adversely affected once again by lower contributions to unit-linked policies (-50%).

Total receipts from savings (sales of life insurance and investment products) were significantly better than in the 1st quarter (-8.1% at 31/03/02) since the downturn was held to 5.6% with 1 278.5 mn euros.

Brokerage (6% of individual life)

The growth of life brokerage continued to be robust, buoyed by the entire Gaipare line in particular. Premium income was up 15% to 95 mn euros. The Gaipare Sélection unit-linked policy made a strong advance and was recognised by a *"Trophée d'or"* for its "euro" fund awarded by *Le Revenu* magazine.

General agents (22% of individual life)

Life premium income generated by the general agents amounted to 335.3 mn euros at 30/06/02, a sharp 5.3% rise from 30/06/01. This performance owed to actions taken by our agents to increase cross sales of investment products in customer portfolios. It was also a reflection of the success of structured product marketing, an example being the Biplus support product.

Life partnerships (Arcalis + CGP2) (7% of individual life)

Life partnership business recovered in the 2nd quarter, posting 99.1 mn euros. The 2nd quarter was especially influenced by the launch of a new structured support product with Oddo.

W Finance (3% of individual life)

The premium income of W Finance retreated 28.4% to 39.4 mn euros. The hesitation of the general market was seen in the behaviour of high-end customers. The 2nd half launch of innovative structured products ought to refuel the business of W Finance.

I.1.2 Group insurance:

The life activities of AGF Collectives posted a sharp 21.8% rise to 476.2 mn euros, in step with the 1st quarter, when group retirement, in terms of both IFC policies and voluntary contributions to euro-denominated support policies for the open group ASAC, posted strong growth.

Group health business also grew significantly, rising 7.3% to 294.2 mn euros, owing to more new business as new products proved their success.

I.1.3 Individual health:

The consolidated premium income of Group individual health totalled 254.8 mn euros, a rise of 3.5% from 30/06/01, due to new agent and brokerage business.

The health premium income of Assurances Fédérales rose a sharp 53.0% to 12.7 mn euros, buoyed by the continuing success of the GAV (personal accident) product. This trend ought to be sustained in the 2nd half with the launch of marketing operations.

6

I.2 OUTSIDE FRANCE: Premium income rose 3.8%

Outside France, the **premium income of life and health rose 3.8%** (on a comparable basis) to 1 006.4 mn euros.

I.2.1 Europe outside France: +3.3% on a comparable basis **to 787.5 mn euros**

In **Belgium**, premium income from life and health rose **1.9% to 252.5 mn euros**. In individual life, receipts from structured and capital accumulation products advanced, while group activities were sustained by euro support products.

In **the Netherlands**, premium income from life and health rose **1.6% to 341.6 mn euros**. The 1st half saw health business expand significantly, which offset a morose life market.

In **Spain**, premium income from life and health rose **7.6% to 162.6 mn euros** (AGF share). Growth was fuelled by group insurance, which more than compensated for the drop in new business in individual life unit-linked policies.

I.2.2 South America: +4.2% on a comparable basis **to 171.4 mn euros**

The currencies of all South American countries dropped against the euro. Although the impact on the Group's consolidated activity at 30/06/02 is transitory, the drop masked the strong performance of South American business in local currencies.

In **Brazil**, life and health posted an **11.0% rise** (at constant foreign exchange) to **74.0 mn euros**, as health and unit-linked life products made strong in-roads, compensating for the deterioration of traditional life business.

In **Chile**, life and health rose **3.2%** (at constant foreign exchange) to **22.6 mn euros**, sustained by the advances of life annuity products.

In **Colombia**, life and health **dropped 14.6%** (at constant foreign exchange) to **63.6 mn euros**, due to more selective underwriting.

In **Venezuela**, where business is limited to health, activity was up significantly to **10.4 mn euros, which was twice the volume** expressed at constant foreign exchange.

In **Argentina**, given the economic crisis affecting the entire country, premium income stood at 0.8 mn euros in the first half, compared with 3.6 mn euros at 30/06/01.

I.2.3 Other countries: +10.7% on a comparable basis **to 78.3 mn euros**

This rise owed mainly to the strong performance of AGF Outre-Mer (Overseas Departments and Territories).

7

II PROPERTY AND LIABILITY INSURANCE:
Premium income increase was stronger, +10.8% on a comparable basis.

The consolidated premium income of non-life was 10.8% higher on a comparable basis, at 3 619.0 MEuros, buoyed by the progressive application of rate hikes on all portfolios at policy renewal.

Non-life accounted for 45.4% of Group premium income from insurance.

II.1 FRANCE: The 1st quarter trend gathered pace, with a 12.6% rise in premium income on a comparable basis to 2 151.6 mn euros

Since 1 January 2002, AGF MAT has not been included in premium income for France; at 30 June 2001, AGF MAT premium income stood at 250.2 mn euros.

Non-life in France was distributed as follows:

in millions of euros	30/06/02	30/06/01	02/01 change in actual prem. inc.	Change proforma and at cst. for. exch.
General agents	1 127.9	1 058.5	6.6%	6.6%
Non-life brokerage	871.1	979.5	-11.1%	19.4%
Non-life group insurance	92.7	85.3	8.7%	8.7%
Bancassurance (Ass. Fédérales)	24.4	22.7	7.5%	7.5%
Partnerships (Calypso)	13.1	4.0	227.5%	56.0%
Other	22.4	7.4	n.a.	n.a.
Total Non-life	2 151.60	2 157.40	-0.3%	12.6%

II.1.1 General agents: premium income rose 6.6%

Premium income rose 6.6% to 1 127.9 mn euros. This growth was attributable to rate increases on existing business and new business development.

In individual and professional risk, business advanced 3.8%, sustained by progressive revaluations that averaged 4.3% in auto and fire, accident and miscellaneous risk.

In commercial risk, business rose about 19%, owing to new business and rate hikes (+10% to 15% on renewal date).

II.1.2 Non-life brokerage: premium income rose 19.4%

Premium income rose 19.4% on a comparable basis to 871.1 mn euros.

Corporate business rose about 20% subsequent to rate hikes and the resumption of space launches. Commercial and professional business rose about +28%, owing to more new business. The premium income of fleets and affinity groups under AGF La Lilloise rose about 8.5%, and individual brokerage posted a rise of about 5.3%, due to risk selection that was not entirely offset by significant rate hikes.

8

II.1.3 New distribution channels

Bancassurance: growth continued

Assurances Fédérales IARD posted premium income from individual risk that was up **7.5% to 24.4 mn euros** but still slower than in the 1st quarter. Marketing initiatives in the 2nd quarter will give rise to stronger sales of universal housing products.

Other partnerships:

At the end of the 1st half, premium income from new distribution, comprising mainly the partnership with 3Suisses (Calypso), stood at 13.1 mn euros. This rise was sustained by auto insurance in particular.

II.2 OUTSIDE FRANCE: +8.6% on a comparable basis

Outside France, **non-life premium income rose 8.6% (on a comparable basis) to 1 467.4 mn euros**.

II.2.1 Europe outside France :
+12.1% on a comparable basis to 1 074.1 mn euros

In **Belgium**, non-life business **retreated 5.5% to 169.5 mn euros,** owing to the impact of a proactive auto portfolio clean-up; rate increases of 15.5% will be applied starting in the 2nd half. The growth of corporate risk and fleets was dynamic.

In **the Netherlands**, non-life rose **16.6% to 495.5 mn euros**, owing to both rate increases and higher coinsurance acceptances.

In **Spain**, non-life business posted a **16.5% rise to 391 mn euros** (AGF share) sustained by the continuing growth of auto insurance (+18%), which was due to rate increases and new business.

II.2.2 South America: +0.5% on a comparable basis to 294.8 mn euros

In **Brazil**, non-life premium income rose **15.1%** (at constant foreign exchange) to **157.6 mn euros, an improvement from the 1st quarter (+7.4%)**. The 1st half was characterised by a dynamic auto branch that was sustained by marketing initiatives and a 12% rise in the renewal rate. Corporate risk also grew significantly, buoyed by some major new policies.

In **Chile**, non-life premium income shaved **2.5%** (at constant foreign exchange) to **29.8 mn euros, which was still a substantial improvement from the 1st quarter (-10.6%)**. This improved performance was attributable to the continuing application of rate increases in fire and miscellaneous risk and auto.

In **Colombia**, non-life premium income posted **a drop of 7.2%** (at constant foreign exchange) to **65.7 mn euros**, owing to the cancellation of several corporate policies that were not profitable enough.

9

In Venezuela, non-life shed 1.4% (at constant foreign exchange) to **28.3 mn euros, a clear improvement on the 1st quarter (-7.6%)** that owed mainly to a sharp increase in auto insurance (+32%).

In Argentina, non-life activity generated 13.4 mn euros at the end of June 2002, compared with 75 million at 30/06/01: **the terms of policies were reduced from 1 year to between 1 and 4 months,** and there was a revision of exchange rates and the currency in which policies are denominated.

II.2.3 Other countries: +10.1% on a comparable basis to 116.6 mn euros

This rise owed mainly to rate hikes applied in the Overseas Departments and Territories.

III ASSISTANCE

In the first half, the premium income of Mondial Assistance posted **significant growth of 9.9% at 248.3 mn euros** (AGF share).

This growth was mainly in respect of assistance and service activity, which rose significantly, whereas travel insurance continued to suffer under the backlash of 11 September.

The growth posted by the Group was partially generated by new policies signed in insurance and auto sectors and the significant growth of existing corporate portfolios, mainly in Europe, the Mediterranean Basin, Brazil and Asia. The consolidation of recently acquired entities added to growth (Worldcare in Australia and the insurance activities of World Access). The travel insurance business recently launched in the United Kingdom has been very successful and made a contribution to premium income growth. Lastly, new international policies in tourism that were signed in the early year were already paying off in the first half of 2002.

IV CREDIT INSURANCE

The **premium income** of AGF Group credit insurance through the subsidiaries of **Euler** amounted to **549.1 mn euros, a drop of 3.2%** on a comparable basis. It did not include factoring, which is consolidated in net banking income (51.3 mn euros).

The lower volume can be first explained by the weak growth of the world economy, which checked the growth of most customer revenues in nearly all business sectors. Moreover, this trend was aggravated by arithmetic phenomena, including the stronger euro compared with the dollar (+17.6% from end of June 2001) and the pound sterling (+7.6% from the end of June 2001), which weighed on growth posted by credit insurance. Also, rate revisions gave rise to more voluntary cancellations, but also led to stronger focus on the most profitable policies.

10

V BANKING AND ASSET MANAGEMENT:
7.4% lower on a comparable basis

Revenue from **asset management** was off **2.9%** on a comparable basis at **78.9 mn euros** (81.3 million proforma at 30/06/01), while assets managed for third parties grew.

Revenue from **banking**, in and outside France, amounted to **718.1 mn euros**, down 8.3% on a comparable basis (783 million proforma at 30/06/01). **This change was mainly due to lower interest rates**, which weighed on financial commissions in factoring, and Entenial's interest rate income, which mainly comprise floating rate loans. This drop in interest rate income, however, was accompanied by an improvement in net banking income.

At the end of June 2002, **the net banking income of Banque AGF was up 3.9% to 121 mn euros.**

Change in the distribution of premium income from insurance* by activity and country

in millions of euros	30/06/02	30/06/01
Life and health	44.6%	43.8%
Non-life	45.4%	45.9%
Credit insurance	6.9%	7.4%
Assistance	3.1%	2.9%
Total	100.0%	100.0%

in millions of euros	30/06/02	30/06/01
France	62.0%	60.7%
International	38.0%	39.3%
Europe outside France	28.6%	27.2%
South America	5.9%	8.6%
Other countries	3.5%	3.4%
Total	100.0%	100.0%

* including credit insurance and assistance

AGF investor contacts:

AGF press contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

For additional financial, strategic and institutional information on AGF,
visit our internet site at http://www.agf.fr

Change in distribution of Group premium income by country

in millions of euros		30/06/02	30/06/01	Change in actual prem. inc.	Change proforma and at const. for. exch.
France		**4 693.8**	**4 625.5**	**1.5%**	**7.2%**
	Life + health	*2 542.2*	*2 468.1*	*3.0%*	*3.0%*
	Non-life	*2 151.6*	*2 157.4*	*-0.3%*	*12.6%*
Belgium		**422.0**	**427.0**	**-1.2%**	**-1.2%**
	Life + health	*252.5*	*247.7*	*1.9%*	*1.9%*
	Non-life	*169.5*	*179.3*	*-5.5%*	*-5.5%*
Netherlands		**837.1**	**761.0**	**10.0%**	**10.0%**
	Life + health	*341.6*	*336.1*	*1.6%*	*1.6%*
	Non-life	*495.5*	*424.9*	*16.6%*	*16.6%*
Spain		**553.6**	**486.8**	**13.7%**	**13.7%**
	Life + health	*162.6*	*151.1*	*7.6%*	*7.6%*
	Non-life	*391.0*	*335.7*	*16.5%*	*16.5%*
Rest of Europe		**48.9**	**45.6**	**7.2%**	**6.4%**
	Life + health	*30.8*	*27.7*	*11.2%*	*11.6%*
	Non-life	*18.1*	*17.9*	*1.1%*	*-1.7%*
TOTAL Europe outside France		**1 861.6**	**1 720.4**	**8.2%**	**8.2%**
	Life + health	*787.5*	*762.6*	*3.3%*	*3.3%*
	Non-life	*1 074.1*	*957.8*	*12.1%*	*12.1%*
Brazil		**231.6**	**291.9**	**-20.7%**	**13.7%**
	Life + health	*74.0*	*95.6*	*-22.6%*	*11.0%*
	Non-life	*157.6*	*196.3*	*-19.7%*	*15.1%*
Colombia		**129.3**	**173.7**	**-25.6%**	**-11.0%**
	Life + health	*63.6*	*89.0*	*-28.5%*	*-14.6%*
	Non-life	*65.7*	*84.7*	*-22.4%*	*-7.2%*
Chile		**52.4**	**67.8**	**-22.7%**	**-0.1%**
	Life + health	*22.6*	*28.3*	*-20.1%*	*3.2%*
	Non-life	*29.8*	*39.5*	*-24.6%*	*-2.5%*
Argentina		**14.2**	**78.6**	**-81.9%**	**-25.2%**
	Life + health	*0.8*	*3.6*	*-77.8%*	*-5.6%*
	Non-life	*13.4*	*75.0*	*-82.1%*	*-26.1%*
Venezuela		**38.7**	**68.5**	**-43.5%**	**15.2%**
	Life + health	*10.4*	*10.0*	*4.0%*	*112.0%*
	Non-life	*28.3*	*58.5*	*-51.6%*	*-1.4%*
TOTAL South America		**466.2**	**680.5**	**-31.5%**	**1.7%**
	Life + health	*171.4*	*226.5*	*-24.3%*	*4.2%*
	Non-life	*294.8*	*454.0*	*-35.1%*	*0.5%*
Other countries		**146.0**	**151.6**	**-3.7%**	**11.7%**
	Life + health	*47.5*	*47.7*	*-0.4%*	*10.2%*
	Non-life	*98.5*	*103.9*	*-5.2%*	*12.5%*
Total outside France		**2 473.8**	**2 552.5**	**-3.1%**	**6.6%**
	Life + health	*1 006.4*	*1 036.8*	*-2.9%*	*3.8%*
	Non-life	*1 467.4*	*1 515.7*	*-3.2%*	*8.6%*
Total premium income		**7 167.6**	**7 178.0**	**-0.1%**	**7.0%**
	Life + health	*3 548.6*	*3 504.9*	*1.2%*	*3.2%*
	Non-life	*3 619.0*	*3 673.1*	*-1.5%*	*10.8%*
Assistance		**248.3**	**233.4**	**6.4%**	**9.9%**
Credit insurance		**549.1**	**592.3**	**-7.3%**	**-3.2%**
Consolidated premium income		**7 965.0**	**8 003.7**	**-0.5%**	**6.3%**
Other activities		16.3	13.1	**24.4%**	**24.4%**
Banking		797.0	942.3	**-15.4%**	**-7.4%**
Total		**8 778.3**	**8 959.1**	**-2.0%**	**4.9%**

For additional financial, strategic and institutional information on AGF,
visit our internet site at http://www.agf.fr

Proforma changes between 30/06/2002 and 30/06/2001

* Life and health:

in millions of euros	Prem. inc. at 30/06/02	Prem. inc. at 30/06/01
Exits: - Ogar (Africa)		-2.8

* Non-life:

in millions of euros	Prem. inc. at 30/06/02	Prem. inc. at 30/06/01
Change in Calypso method		+4.4
Exits:		
- Disposal of AGF MAT at 31/12/01		-250.2
- Ogar (Africa)		-14.9

* Assistance:

in millions of euros	Prem. inc. at 30/06/02	Prem. inc. at 30/06/01
Entries:		
- Consolidation of World Care Assist at Mondial Assistance		+1.4

* Total life and non-life:

in millions of euros	Prem. inc. at 30/06/02	Prem. inc. at 30/06/01
Change in Calypso method		+4.4
Entries:		+1.4
Exits :		-267.9
Impact on premium income		-262.1

13

For additional financial, strategic and institutional information on AGF,   11
visit our internet site at http://www.agf.fr

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: _____
Richard Lips
Corporate Communications

By: _____
Reinhard Preusche
Head of Compliance

DATE: August 2, 2002

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